SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (Rule 14D-100)

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
             SECTION 13(E)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                 PLAYCORE, INC.
                            -------------------------
                            (Name of Subject Company)

                            JASDREW ACQUISITION CORP.
                             PLAYCORE HOLDINGS, INC.
                            PLAYCORE HOLDINGS, L.L.C.
                          CHARTWELL INVESTMENTS II LLC
                                 PLAYCORE, INC.#
                       ----------------------------------
                       (Name of Offerors Filing Schedule)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   72811G 10 2
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

             Frederic Contino, President and Chief Executive Officer
                                 PlayCore, Inc.
                          Riverfront Centre, Suite 204
                            15 West Milwaukee Street
                           Janesville, Wisconsin 53545
                                 (608) 741-7183
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                 With a copy to:

    Benjamin F. Garmer, III                      Russell W. Parks, Jr.
        Foley & Lardner                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
   777 East Wisconsin Avenue          1333 New Hampshire Avenue, N.W., Suite 400
Milwaukee, Wisconsin 53202-5367                  Washington, DC 20036
        (414) 271-2400                              (202) 887-4000


                            CALCULATION OF FILING FEE
       -------------------------------      -------------------------------
           Transaction Valuation*                Amount of Filing Fee*
       -------------------------------      -------------------------------
                 $29,022,421                            $5,805
       -------------------------------      -------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of PlayCore, Inc. (the "Company") at the tender offer price of $10.10 per Share, except for Shares that are covered by agreements (collectively, the "Purchase Agreements") entered into by Jasdrew Acquisition Corp., PlayCore Holdings, Inc. or the Company pursuant to which the holders of Shares (or securities convertible into Shares) have agreed not to tender such Shares (or securities convertible into Shares). As of April 13, 2000, there were (1) 2,614,399 Shares issued and outstanding that were not covered by Purchase Agreements, (2) unexercised options not covered by Purchase Agreements to acquire 121,268 Shares with an exercise price of less than $10.10 per Share under one of the Company's stock option plans and
    (3) outstanding convertible debentures not covered by Purchase Agreements which were convertible into 137,840 Shares at a conversion price of less than $10.10 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 2,614,399 Shares not covered by Purchase Agreements, 121,268 Shares subject to options to purchase Shares with an exercise price of less than $10.10 per Share not covered by Purchase Agreements, and 137,840 Shares issuable upon conversion of convertible debentures with a conversion price of less than $10.10 per Share not covered by Purchase Agreements, and (2) $10.10 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:  $5,805         Filing Parties:  Jasdrew Acquisition Corp.
                                                       PlayCore Holdings, Inc.
                                                       PlayCore Holdings, L.L.C.
                                                       PlayCore, Inc.

Form or Registration No.: Schedule TO          Date Filed: April 20, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Checkthe appropriate  boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

--------------------------------
# Only PlayCore, Inc. is deemed to be a Rule 13e-3 filing person. Jasdrew Acquisition Corp., PlayCore Holdings, Inc., PlayCore Holdings, L.L.C. and Chartwell Investments II LLC are filing persons only for purposes of Rule 14d-1.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2000 and Amendment No. 1 thereto ("Amendment No. 1") filed with the Securities and Exchange Commission on May 11, 2000 (as amended by Amendment No. 1, the "Schedule TO") by PlayCore, Inc., a Delaware corporation (the "Company"), PlayCore Holdings, L.L.C., a Delaware limited liability company ("Holdings"), PlayCore Holdings, Inc., a Delaware corporation ("Parent"), Jasdrew Acquisition Corp., a Delaware corporation ("Acquisition Company") and Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"). Acquisition Company, Holdings, Parent, Chartwell and the Company are referred to herein as the "Offerors." The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share, at a price of $10.10, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer."

ALL ITEMS.

          On May 18, 2000, upon the expiration of the Offer, Acquisition Company delivered written notice to First Chicago Trust Company of New York, as Payment Agent, accepting for payment 2,587,013 shares of common stock of the Company validly tendered in the offer.

ITEM 12.

          The additional exhibits listed in the accompanying Exhibit Index are hereby added to the exhibits referenced in Item 12 of the Schedule TO.

ITEM 13.

          The information in this Amendment No. 2 is generally incorporated by reference with respect to Item 13 of the Schedule TO to the extent responsive to or required by Schedule 13E-3.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2000                         PlayCore, Inc.


                                            By: /s/ Richard E. Ruegger
                                               ---------------------------------
                                                Richard E. Ruegger
                                                Chief Financial Officer


                                            Jasdrew Acquisition Corp.


                                            By: /s/ Michael S. Shein
                                               ---------------------------------
                                                Michael S. Shein
                                                Vice President


                                            PlayCore Holdings, Inc.


                                            By: /s/ Michael S. Shein
                                               ---------------------------------
                                                Michael S. Shein
                                                Vice President


                                            PlayCore Holdings, L.L.C.


                                            By: /s/ Michael S. Shein
                                               ---------------------------------
                                                Michael S. Shein
                                                Manager


                                            Chartwell Investments II LLC


                                            By: /s/ Michael S. Shein
                                               ---------------------------------
                                                Michael S. Shein
                                                Managing Director

                                  EXHIBIT INDEX


(a)(5)(ix)      Press Release of the Company dated May 19, 2000.